UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):
April 27, 2006

bebe stores, inc.

(Exact name of registrant as specified in its charter)

California	**0-24395**	**94-2450490**
(State or Jurisdiction of Incorporation or Organization)	(Commission File No.)	(IRS Employer Identification Number)

400 Valley Drive
Brisbane, California 94005
(Address of principal executive offices)

Registrant's telephone number, including area code
(415) 715-3900

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing. On April 27, 2006, bebe stores, inc. issued a press release announcing its third quarter fiscal 2006 earnings.

The press release relating to the third quarter fiscal 2006 earnings is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

   99.1.   Press Release dated April 27, 2006.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated April 27, 2006

bebe stores, inc.

/s/ Walter Parks

_____

Walter Parks, Chief Financial Officer

Exhibit 99.1

Contact: Walter Parks
        Chief Financial Officer
        bebe stores, inc.
        (415) 715-3900


bebe stores, inc.
Announces Record Third Quarter Earnings of $0.14 per share


BRISBANE, CALIF. – April 27, 2006 – bebe stores, inc. (Nasdaq:BEBE) today announced financial results for the third quarter ended April 1, 2006.

Net sales for the third quarter of fiscal 2006 were $132.8 million, up 13.6% from $116.9 million reported for the third quarter a year ago. As previously reported, same store sales for the quarter increased 4.7% compared to an increase of 28.5% in the prior year.

Gross profit as a percentage of net sales increased to 46.9% in the third quarter of fiscal 2006, compared to 46.8% in the third quarter of fiscal 2005. The increase in gross profit as a percentage of net sales from the prior year of 0.1% was primarily the result of a cumulative non-cash adjustment in the third quarter of fiscal 2005 of approximately $3.2 million ($2.0 million after tax) related to lease accounting offset by lower merchandise margins in the third quarter of fiscal 2006.

SG&A expenses for the third quarter of fiscal 2006 were $44.7 million, or 33.7% of net sales, compared to $37.8 million, or 32.4% of net sales for the same period of the prior year. The increase in SG&A expenses as a percent of sales is primarily due to a $2.1 million pre-tax charge, or 1.6% of net sales, related to the expensing of stock based compensation as a result of the recent adoption of Financial Accounting Standards Board Statement No. 123(R) "Share Based Payment" ("SFAS 123(R)").

Operating income for the third quarter of fiscal 2006 was $17.5 million or 13.2% of net sales, compared to $16.8 million or 14.4% of net sales for the same period of the prior year. Net earnings for the third quarter increased 19.8% to $13.3 million, compared to $11.1 million for the same period of the prior year. Diluted earnings per share for the third quarter were $0.14 after taking into account the $0.01 per share charge related to the expensing of stock based compensation versus $0.12 per share in the same period of fiscal 2005.

Had stock based compensation been recorded in the prior year, the impact to diluted earnings per share would have been approximately $0.02 per share as previously disclosed. After taking this charge into account, diluted earnings per share would have been $0.10 and the increase in diluted earnings per share from the third quarter of fiscal 2005 to the third quarter of fiscal 2006 would have been approximately 40%.

The effective tax rate for the third quarter of fiscal 2006 decreased to 34.6% from 38.0% in the third quarter of fiscal 2005 primarily due to a cumulative adjustment of temporary and permanent differences and an increase in tax exempt interest income offset by compensation expense associated with expensing incentive stock options. The effective tax rate is expected to fluctuate from quarter to quarter under SFAS 123(R).

Net sales for the year-to-date period ended April 1, 2006 were $426.9 million, up 14.6% from $372.6 million reported for the year-to-date period ended April 2, 2005. As previously reported, same store sales for the year-to-date period ended April 1, 2006 increased 7.1% compared to an increase of 23.0% for the year-to-date period ended April 2, 2005.

Net earnings for the year-to-date period ended April 1, 2006 were $51.9 million, an increase of 10.9% from $46.8 million for the year-to-date period ended April 2, 2005. Diluted earnings per share for the year-to-date period ended April 1, 2006 were $0.55 after taking into account the $0.04 per share charge related to the expensing of stock based compensation versus $0.50 per share for the year-to-date period ended April 2, 2005.

During the third quarter ended April 1, 2006, the Company relocated one bebe store and renovated one BEBE SPORT store.

For the fourth quarter of fiscal 2006, the Company anticipates comparable store sales will be in the low single digit range and earnings per share in the range of $0.18 to $0.22 after taking into account the impact of a $0.02 per share charge related to the expensing of stock based compensation, versus $0.21 per share in the fourth quarter of fiscal 2005. April comparable stores sales are currently performing above this range and we anticipate May and June comparable store sales to be below April. The Company is currently anticipating an effective tax rate of 38.0% for the fourth quarter of fiscal 2006. Fiscal 2005 fourth quarter diluted earnings per share exclude the impact of the stock based compensation charge which would have been approximately $0.02 per share.

For the fourth quarter of fiscal 2006 ending July 1, 2006, the Company is currently planning finished goods inventory on a per square foot basis to increase high single digits when compared to the end of the fourth quarter of fiscal 2005.

For fiscal 2006, the Company anticipates opening 34 stores, expanding, relocating or renovating 11 existing stores and closing three stores resulting in an approximate square footage growth of 16%. The number of planned new stores includes 19 bebe stores, 12 BEBE SPORT stores and three bebe outlet stores. Total capital expenditures for the year will be approximately $33 million which will include investments in new stores, store expansions and renovations, information technology systems and office improvements.

bebe stores, inc. will host a conference call today, Thursday, April 27, 2006 at 1:30 P.M. Pacific Time to discuss third quarter results. Interested parties are invited to listen to the conference by calling (888) 241-2232. A replay of the call will be available for approximately one week by calling (800) 642-1687 and using the passcode "7391443". A link to the audio replay will be available on our web site at www.bebe.com following the conference call.

bebe stores, inc. designs, develops and produces a distinctive line of contemporary women's apparel and accessories, which it markets under the bebe, BEBE SPORT and bebe O brand names. bebe currently operates 232 stores, of which 176 are bebe stores, 20 are bebe outlet stores and 36 are BEBE SPORT stores. These stores are located in the United States, Puerto Rico and Canada. In addition, there is an online store at www.bebe.com.

The statements in this news release, other than the historical financial information, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties and the company's future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, miscalculation of the demand for our products, effective management of our growth, decline in comparable store sales performance, ongoing competitive pressures in the apparel industry, changes in the level of consumer spending or preferences in apparel, loss of key personnel, difficulties in manufacturing, disruption of supply or adverse economic conditions, and/or other factors that may be described in the company's annual report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.

bebe stores, inc.
SELECTED BALANCE SHEET DATA
(UNAUDITED)
(Dollars in thousands)

	April 1, 2006	April 2, 2005
Assets		
Cash and equivalents	$ 46,667	$ 35,581
Short-term marketable securities	264,280	220,602
Inventories, net	40,047	31,513
Total current assets	378,272	309,576
Property and equipment, net	81,576	72,331
Long-term marketable securities	-	2,000
Total assets	$ 471,883	$ 389,577
Liabilities and Shareholders' Equity		
Total current liabilities	$ 52,527	$ 49,845
Total liabilities	85,518	78,764
Total shareholders' equity	386,365	310,813
Total liabilities and shareholders' equity	$ 471,883	$ 389,577

bebe stores, inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)
(Amounts in thousands except per share data and store statistics)

	For the Quarters Ended				For the Year-to-Date Periods Ended			
	April 1, 2006	%	April 2, 2005	%	April 1, 2006	%	April 2, 2005	%
Net sales	$ 132,812	100.0	$ 116,862	100.0	$ 426,862	100.0	$ 372,590	100.0
Cost of sales, including production and occupancy	70,576	53.1	62,183	53.2	217,284	50.9	189,463	50.9
Gross profit	62,236	46.9	54,679	46.8	209,578	49.1	183,127	49.1
Selling, general and administrative expenses	44,721	33.7	37,842	32.4	133,886	31.4	110,655	29.6
Income from operations	17,515	13.2	16,837	14.4	75,692	17.7	72,472	19.5
Interest and other income, net	2,814	2.1	1,117	1.0	7,174	1.7	3,027	0.8
Earnings before income taxes	20,329	15.3	17,954	15.4	82,866	19.4	75,499	20.3
Provision for income taxes	7,030	5.3	6,823	5.9	30,985	7.2	28,690	7.7
Net earnings	$ 13,299	10.0	$ 11,131	9.5	$ 51,881	12.2	46,809	12.6
Basic earnings per share	$ 0.15		$ 0.12		$ 0.57		$ 0.52	
Diluted earnings per share	$ 0.14		$ 0.12		$ 0.55		$ 0.50	
Basic weighted average shares outstanding	91,445		90,199		91,274		89,210	
Diluted weighted average shares outstanding	93,762		94,048		93,769		92,790	
Number of stores open at beginning of period	228		206		214		199	
Number of stores opened during period	0		3		16		11	
Number of stores expanded/relocated during period*	1		1		2		5	
Number of stores closed during period	0		3		2		4	
Number of stores open at end of period	228		206		228		206	
Total square footage at end of period (000's)	829		736		829		736	

*Expanded/Relocated stores are excluded from comparable store sales for the first year following expansion/relocation.